Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    Devonshire Resources Ltd (Previously Ripple Lake Diamonds) Launches
    Legal Proceedings in BC Supreme Court

    TRADING SYMBOL: TSX-V: DSH, OTCBB: DSHRF

    VANCOUVER, Oct. 11 /CNW/ - In May of 2004, the Company (then known as
"TCH Minerals Inc.") entered into an Option Agreement with KM Diamond
Exploration Ltd. ("KM Diamond") pursuant to which the Company was granted an option to acquire a 100% interest in 15 claims (the "Properties") known as the
"Brown Lake Property", and sometimes also referred to as the "KMD Project", in
Nunavut, approximately 100 km northwest of Rankin Inlet. Felix Kaminsky
("Kaminsky"), the principal of KM Diamond, acted as the Company's Manager of
Exploration and as a consultant to the Company over the period from approximately June 2004 through approximately late December 2006.
    In November 2006, KM Diamond gave notice of default to the company with respect to the Option Agreement, alleging that the Company had failed to carry out required work programs on the Properties. The Company denied the alleged default. The company gave notice to KM Diamond on or about December 11, 2006 that it was exercising its option and acquiring 100% of the Properties, subject to a royalty in favour of KM Diamond equal to 3% of gross revenue received from the sale of diamonds from the Properties as stipulated in the
Option Agreement. At that time, the Company forwarded 400,000 shares of the
Company to KM Diamond, which the Company considers constituted full payment to
KM Diamond for the right to exercise the option for 100% of the Properties
(taken in conjunction with other, previous payments). However, KM Diamond returned these shares, and asserted that the exercise of the option by the
Company was invalid. KM Diamond has not transferred the Properties to the
Company and has taken the position that the Option Agreement has terminated without proper exercise by the Company. The Company disagrees with that position.
    Today the Company launched proceedings in BC Supreme Court seeking an order of specific performance, to require KM Diamond and Kaminsky to transfer the Properties to the Company, along with certain contiguous properties, as well as for damages, costs, and other relief.

    ON BEHALF OF DEVONSHIRE RESOURCES LTD.

    "Tim Crowhurst"
    Tim Crowhurst
    President and Director

    Tel: 604.696.6672
    www.devonshireresources.com

    The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

    %SEDAR: 00021121E          %CIK: 0001321847

    /For further information: Tim Crowhurst, President and Director, Tel:
(604) 696-6672, www.devonshireresources.com/
    (DSH. DSHRF)

CO:  Ripple Lake Diamonds Inc.; Devonshire Resources Ltd.

CNW 21:18e 11-OCT-07